Linda van Doorn
Jorge Bonilla
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:

China Recycling Energy Corporation
File No. 000-12536
Form 10-KSB/A-2 for the year ended December 31, 2006 filed March 6, 2008
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Date: June 16, 2008

Dear Ladies and Gentlemen,

On behalf of China Recycling Energy Corporation (the "Company"), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated March 11, 2008:

Comment:

Form 10-KSB/A2
Item 8A Controls and Procedures, page 45

1. Your response to our prior comment two does not address our request for revision of Item 8A. As previously requested, please revise your disclosures in Item 8A on page 45 to describe the effect of the restatement on your officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures.

Response:

As to the effectiveness of our disclosure controls and procedures, we concluded that they were not effective as of December 31, 2006. We have revised the Form 10-KSB to effect of the restatement on our officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. Please see the Form 10-KSB/A-4 filed on June 13, 2008 for details.

Comment:

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your accountants revise their report to indicate the exact date of their report as it relates to the restatement.

Response:

The accountants have revised their report to indicate the exact date of their report as it relates to the restatement. Please see the Form 10-KSB/A-4 filed on June 13, 2008 for details.

3. We noted the date of the restatement disclosed in your Item 4.02 Form 8-K is inconsistent with the date of the restatement disclosed in your accountants report included in the Form 10-KSB/A-2. Please revise as appropriate to clarify this conflict.

Response:

We have corrected the inconsistence in the Form 8-K/A filed on March 17, 2008.

Certifications

Comment:

4. Please include your Chief Executive Officer Certification, Exhibit 3 1.1, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Response:

We have included our Chief Executive Officer's Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Please see the Form 10KSB/A-4 filed on June 13, 2008.

Comment:

5. Please refer to Exhibit 3 1.2, the certification of your Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officer signed such certification in a personal capacity and revise your certification to exclude the title of the certifying individual from the opening sentence.

Response:

We confirm that our officers have signed the certifications in personal capacity and we have revised the certifications to exclude the title of the certifying individuals from the opening sentence. Please see the Form 10-KSB/A-4 filed on June 13, 2008.

Comment:

6. Please revise the date of your Section 302 and Section 902 certifications as well as the date in the signature section on page 55 consistent with the filing date of the Form 10-KSB/A.

Response:

We are aware of inconsistence between the date of Section 302 and Section 902 certifications and the filing date of our Form 10-KSB/A. We have corrected the inconsistence in the Form 10-KSB/A-4 filed on June 13, 2008.

Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Financial Statements
Condensed Consolidated Balance Sheet

Comment:

7. We have read and considered your response to comments six relating to the amount reported as "Due from a third party." Consistent with your response, please revise the filing to disclose how you assessed the debtor's financial ability to pay this receivable and your determination that no loss accrual is needed.

Response:

We have restated our financial statements for year ended December 31, 2006 in our Form 10KSB for year 2007 and Form 10QSB/A for quarter ended March 31, 2007, June 30, 2007 and September 30, 2007. In the restatements, we concluded that we had no adequate basis to assess the financial ability of the debtor to pay back the account receivable. Therefore, we wrote off and eliminate those account receivables in our Form 10KSB for year 2007 and Form 10QSB/A for quarter ended March 31, 2007, June 30, 2007 and September 30, 2007.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Recycling Energy Corporation ("Company") hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at telephone: 011-86-29-87651098 or fax: 011-86-29-87651099.

/s/ Guangyu Wu
_________________________
Guangyu Wu
Chief Executive Officer
China Recycling Energy Corporation